UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WHITNEY INFORMATION NETWORK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

966621104

(CUSIP Number)

Gregory J. Golden
Baker Botts L.L.P.
The Warner
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2400
(202) 639-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 1998

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966621104

1.	Names of Reporting Persons Russell A. Whitney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,133, 550

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,856,375

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,227,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.53%

14.	Type of Reporting Person (See Instructions) IN

i

CUSIP No. 966621104

1.	Names of Reporting Persons International Securities 3, LLC; I.R.S. Identification No.: 98-0413553

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,991,850

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 437,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,991,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.53%

14.	Type of Reporting Person (See Instructions) PN

ii

CUSIP No. 966621104

1.	Names of Reporting Persons Day One, LLC; I.R.S. Identification No.: 98-0429431

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 141,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

iii

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Statement of Russell A. Whitney

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Whitney Information Network, Inc.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) is being filed with respect to the common stock, no par value per share (the “Common Stock”), of Whitney Information Network, Inc., a Colorado corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1612 East Cape Coral Parkway, Cape Coral, Florida 33904.

Item 2. Identity and Background

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is being filed by Russell A. Whitney (“Mr. Whitney”), International Securities 3, LLC (“IS3”), and Day One, LLC (“Day One”) (each a “Reporting Person” and collectively, the “Reporting Persons”), each of which is described below.  This Statement amends and restates all filings made and information reported previously by Mr. Whitney under Section 13 of the Securities Exchange Act of 1934, as amended.

RUSSELL A. WHITNEY

Mr. Whitney is a citizen of the United States whose present principal occupation is Chairman of the Board of Directors of the Issuer.  Mr. Whitney’s principal business address is 1612 East Cape Coral Parkway, Cape Coral, Florida 33904, which is also the principal business address of his employer.

As of the date hereof, Mr. Whitney beneficially owns 5,227,300 shares of Common Stock, representing 44.53% of the Issuer’s outstanding shares of Common Stock as of April 8, 2008.  The stock ownership percentages contained in this Statement and the cover pages hereto are based upon information provided by the Issuer to Mr. Whitney that 11,738,587 shares of Common Stock were outstanding as of April 8, 2008.

As of the date hereof, Mr. Whitney beneficially owns 50% of the outstanding equity interests of International Securities 3, LLC (described below) and 100% of the outstanding equity interests of Day One, LLC (described below).

During the past five years, Mr. Whitney has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  During the last five years, Mr. Whitney has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

INTERNATIONAL SECURITIES 3, LLC

IS3 is a limited liability company organized under the laws of the State of Delaware.  IS3’s principal business purpose is to hold investments of Mr. Whitney and his former spouse, Ingrid E. Whitney (“Ingrid Whitney”).  The address of IS3’s principal office is c/o Whitney Information Network, Inc., 1612 East Cape Coral Parkway, Cape Coral, Florida 33904.

As of the date hereof, IS3 owns 4,991,850 shares of Common Stock, representing 42.53% of the Issuer’s outstanding shares of Common Stock as of April 8, 2008.

IS3 is owned 50% by Nassaunevis, LLC, a Nevis limited liability company (“Nassaunevis”), and 50% by Next Phase Properties, LLC, a Nevis limited liability company (“Next Phase”).  IS3 is managed by Ronald Simon (“Mr. Simon”).  The operating agreement of IS3 permits the manager, upon approval of the two members of IS3, to enter into a delegation agreement on behalf of IS3 whereby the duties and responsibilities of the manager may be vested in additional person(s).  Pursuant to this authority and the Delegation Agreement of International Securities 3, LLC, dated June 3, 2004 (the “IS3 Management Delegation Agreement”), Mr. Whitney and Ingrid Whitney have been vested with management authority and power to manage IS3, in addition to Mr. Simon.  A copy of the IS3 Management Delegation Agreement is attached hereto as Exhibit A, and incorporated by reference herein.

During the past five years, IS3 has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  During the last five years, IS3 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Simon is a citizen of the United States whose present principal occupation is as Manager of Administration of the Issuer.  Mr. Simon’s business address is 1612 East Cape Coral Parkway, Cape Coral, Florida 33904, which  is also the address of his employer.

Ingrid Whitney is a citizen of the United States whose principal occupation is engaging in personal investment activity.  Ingrid Whitney’s business address is c/o Whitney Information Network, Inc., 1612 East Cape Coral Parkway, Cape Coral, Florida 33904.

To the knowledge of any Reporting Person, during the past five years, neither Ingrid Whitney, Mr. Simon, Nassaunevis, or Next Phase has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of any Reporting Person, during the past five years, neither Ingrid Whitney, Mr. Simon, Nassuanevis, or Next Phase has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

DAY ONE, LLC

Day One (formerly named Tarpon Pointe 9, LLC) is a is a limited liability company organized under the laws of the State of Florida.  Day One’s principal business purpose is to hold investments for Mr. Whitney.  The address of Day One’s principal office is c/o Whitney Information Network, Inc., 1612 East Cape Coral Parkway, Cape Coral, Florida 33904.

As of the date hereof, Day One owns 141,700 shares of Common Stock, representing 1.21% of the Issuer’s outstanding shares of Common Stock as of April 8, 2008.

Day One is 100% owned by Next Phase and is managed by Mr. Simon.   The operating agreement of Day One permits the manager, upon approval of the sole member, Next Phase, to enter into a delegation agreement on behalf of Day One whereby the duties and responsibilities of the manager may be vested in additional person(s).  Pursuant to this authority and the Delegation Agreement of Tarpon Pointe 9, LLC, dated June 3, 2004 (the “Day One Management Delegation Agreement”), Mr. Whitney and Ingrid Whitney have been vested with management authority and power to manage Day One, in addition to Mr. Simon.  The Day One Management Delegation Agreement is attached hereto as Exhibit B and is incorporated by reference herein.

During the past five years, Day One has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  During the last five years, Day One has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Statement relates to the acquisition of beneficial ownership of 5,227,300 shares of Common Stock by Mr. Whitney through the transactions described in this Item 3 (collectively, the “Transactions”).  These shares constitute

44.53% of the Issuer’s issued and outstanding Common Stock as of April 8, 2008.  This Item 3 describes the acquisition and disposition of shares of Common Stock by Mr. Whitney since Mr. Whitney first acquired Common Stock in August 1998.

WIN Merger

On August 18, 1998, Mr. Whitney and Ingrid Whitney acquired 6,580,000 shares of Common Stock pursuant to the Agreement Concerning the Exchange of Common Stock between Gimmel Enterprises, Inc. and Earnest Mathias, Jr. and WIN Systems, Inc. and the Stockholders of WIN Systems, Inc., dated as of August 18, 1998 (the “WIN Merger Agreement”), a copy of which is attached hereto as Exhibit C and is incorporated by reference herein.  Pursuant to the WIN Merger Agreement, Mr. Whitney and Ingrid Whitney contributed 97.48 shares of common stock of WIN Systems, Inc., a Florida corporation, to Gimmel Enterprises, Inc. in exchange for 6,580,000 shares of Common Stock.  The shares of Common Stock that Mr. Whitney and Ingrid Whitney received pursuant to the WIN Merger Agreement were held by them as tenants by the entireties.

Gift to Richard W. Brevoort

In 1998, Mr. Whitney and Ingrid Whitney gave of gift of 100,000 shares of Common Stock to Richard W. Brevoort, a former President and member of the Board of Directors of the Issuer.

Precision Software Services, Inc. Transaction

On November 1, 2001, Mr. Whitney received 170,000 shares of Common Stock pursuant to a Contract dated November 1, 2001 among Precision Software Services, Inc. (“PSS”), John Kane, Mr. Whitney, and the Issuer (the “PSS Contract”), a copy of which is attached hereto as Exhibit D and is incorporated by reference herein.  Pursuant to the PSS Contract, Mr. Whitney sold his 51% ownership interest in PSS to the Issuer in exchange for 170,000 shares of Common Stock.  The 170,000 shares of Common Stock that Mr. Whitney received pursuant to the PSS Contract were titled to Mr. Whitney and Ingrid Whitney as tenants by the entireties.

May 2002 Sales of Common Stock

On May 1, 2002, Mr. Whitney sold 8,900 shares of Common Stock at $2.71 per share in an open market transaction.  On May 13, 2002, Mr. Whitney sold 10,000 shares of Common Stock at $2.73 per share and 7,500 shares of Common Stock at $2.80 per share in open market transactions.  On May 31, 2008, Mr. Whitney sold 2,000 shares of Common Stock at $2.76 per share and 2,000 shares of Common Stock at $3.05 per share in open market transactions.

July 2002 Sale of Common Stock

On July 10, 2002, Mr. Whitney sold 4,000 shares of Common Stock at $4.92 per share in an open market transaction.

Transfer to IS3

In December 2003, Mr. Whitney and Ingrid Whitney transferred to IS3 title of the 6,615,600 shares of Common Stock held by them as tenants by the entireties.  No consideration was received by Mr. Whitney or Ingrid Whitney in connection with such transfer.

December 2005 Private Placement

On December 13, 2005, IS3 sold 1,250,000 shares of Common Stock at $4.50 per share to certain private investors in connection with a private placement transaction undertaken by the Issuer (the “Private Placement”).  As part of the Private Placement, these investors also received from Mr. Whitney warrants entitling them to purchase 625,000 shares of Common Stock from Mr. Whitney at $6.00 per share (the “Purchaser Warrants”).   In addition, the underwriters of the Private Placement also received from Mr. Whitney warrants entitling them to purchase 125,000 shares of Common Stock from Mr. Whitney at $4.50 per share and 62,500 shares of Common Stock at $6.00 per share (collectively, with the Purchaser Warrants, the “Warrants”).  A form of the Warrant agreement is attached hereto as Exhibit E and incorporated herein by reference.  Since issuance, some Warrant holders have converted their Warrants and purchased 375,000 shares of Common Stock.  Please see “September 2006 Sale of Common Stock” below for information about the exercise of these Warrants.  The remaining outstanding Warrants entitle the holders thereof to purchase 437,500 shares of Common Stock.

December 2005 Option Grant

Pursuant to a Stock Option Agreement, dated December 13, 2005 (the “Stock Option Agreement”), by and between the Issuer and Mr. Whitney, the Issuer granted Mr. Whitney an option to purchase 125,000 shares of Common Stock at $6.75 per share.  The grant, a copy of which is attached hereto as Exhibit F and incorporated herein by reference, was made pursuant to the Issuer’s 1998 Stock Option Plan, as amended, a copy of which is attached hereto as Exhibit G and incorporated herein by reference.  As of the date hereof, pursuant to the Stock Option Agreement, Mr. Whitney has the right to exercise options to purchase 93,750 shares of Common Stock (75% of the shares of Common Stock subject to the Stock Option Agreement).  Mr. Whitney has not exercised any options granted pursuant to the Stock Option Agreement, however, pursuant to Rule 13d-3(d)(1)(i)(a) of the Securities Exchange Act of 1934, as amended, Mr. Whitney is deemed to be the beneficial owner of the aforementioned 93,750 shares of Common Stock.

March 2006 Sale of Common Stock

On March 17, 2006, IS3 sold 100,000 shares of Common Stock at $9.50 per share in an open market transaction.

September 2006 Acquisition of Common Stock

On September 13, 2006, Ingrid Whitney exercised options, previously granted to her by the Issuer, to purchase 101,250 shares of Common Stock: 75,000 at $1.81 per share, 15,000 at $3.70 per share, and 11,250 at $4.50 per share.  Upon information and belief, Ingrid Whitney acquired the Common Stock for investment purposes, using personal funds to pay the exercise price.  The 101,250 shares of Common Stock acquired in this transaction were transferred to IS3.

September 2006 Sale of Common Stock

On September 14, 2006, Mr. Whitney caused IS3 to sell 375,000 shares of Common Stock at $6.00 per share so that Mr. Whitney could fulfill his contractual obligations resulting from the conversion of Warrants by certain warrant holders, which they received previously due to their participation in the Private Placement.

December 2006 Acquisitions of Common Stock

On December 22, 2006, Day One acquired 20,000 shares of Common Stock at $4.08 per share.  On December 26, 2006, Day One acquired 34,700 shares of Common Stock at $4.50 per share.  On December 27, 2006, Day One acquired 75,000 shares of Common Stock at $4.66 per share.  On December 29, 2006, Day One acquired 12,000 shares of Common Stock at $5.04 per share.  In each of the foregoing transactions, Day One used working capital to purchase the shares of Common Stock and the acquisitions were part of Mr. Whitney’s overall investment and financial planning strategy.

Item 4. Purpose of Transaction

The information contained in Items 3, 5 and 6 of this Statement is hereby incorporated by reference into this Item 4.

This Statement relates to Mr. Whitney’s beneficial ownership of 5,227,300 shares of Common Stock through the Transactions described in Item 3 of this Statement.  As of April 8, 2008, these shares constitute 44.53% of the Issuer’s outstanding shares of Common Stock.  Beneficial ownership of these shares is part of Mr. Whitney’s overall investment and financial planning strategy.

None of the persons listed in Item 2 has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions. The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares or disposing of some of the shares they may hold.

Item 5. Interest in Securities of the Issuer

The information contained in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 5.

(a)-(b)     Mr. Whitney.  As of the date hereof, Mr. Whitney is the beneficial owner of 5,227,300 shares of Common Stock, or 44.53% of the Issuer’s outstanding Common Stock as of April 8, 2008.  This amount is the sum of:

(i)            93,750 shares of Common Stock that Mr. Whitney is deemed to beneficially own directly through his ability to exercise options to purchase 93,750 shares of Common Stock within sixty days of the date hereof; plus

(ii)           4,991,850 shares of Common Stock held by IS3 over which Mr. Whitney has sole power to direct the vote pursuant to the IS3 Management Delegation Agreement and the Settlement Agreement (as defined in Item 6) (Mr. Whitney also has the power to dispose or direct the disposition of 2,714,675 of such 4,991,850 shares of Common Stock held by IS3.); plus

(iii)          141,700 shares of Common Stock held by Day One over which Mr. Whitney has sole power to direct the vote and sole power to dispose or direct the disposition thereof pursuant to the Day One Management Delegation Agreement.

IS3.  As of the date hereof, IS3 is the beneficial owner of 4,991,850 shares of Common Stock, or 42.53% of the Issuer’s outstanding Common Stock as of April 8, 2008.  This amount is comprised of 4,991,850 shares of Common Stock held by IS3 through the transactions described in Item 3, over which IS3 has the sole power to direct the vote.  As a result of certain limitations in the Settlement Agreement described in Item 6, IS3 has the sole power to dispose or direct the disposition of only 437,500 of such 4,991,850 shares of Common Stock.

Day One.  As of date hereof, Day One is the beneficial owner of 141,700 shares of Common Stock, or 1.21% of the Issuer’s outstanding Common Stock as of April 8, 2008.  This amount is comprised of 141,700 shares of Common Stock held by Day One through the transactions described in Item 3, over which Day One has the sole power to direct the vote and sole power to dispose or direct the disposition thereof.

(c)           No transactions in Common Stock were effected in the past 60 days, by the persons named in response to Item 5(a).

(d)           All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1.             Stockholders Agreement

Pursuant to a Stockholders Agreement, dated December 8, 2005, among the Issuer, Prides Capital Fund I, L.P., a Delaware limited partnership, or its assignee, acting through Prides Capital Partners, LLC, a Delaware limited liability company (“Prides”), EduTrades, Inc. (“EduTrades”) and Russell A. Whitney (the “Stockholders Agreement”), Mr. Whitney is obligated to take certain actions with respect to certain shares of Common Stock owned by  him.  Only the shares underlying Mr. Whitney’s options to purchase Common Stock pursuant to the Stock Option Agreement are subject to the terms of the Stockholders Agreement. Accordingly, the statements in this Item 6 concerning the Stockholders Agreement are only applicable to the shares underlying Mr. Whitney’s options to purchase to Common Stock.

Pursuant to the Stockholders Agreement:

•      If Mr. Whitney desires to transfer, sell, assign, pledge, hypothecate, encumber, or otherwise dispose of all or any portion of the Common Stock subject to the Stockholders Agreement, or economic interest therein, Mr. Whitney must deliver a notice of such desire to Prides containing the details of such proposed transaction.  Prides has the right to purchase all of the Common Stock specified in the notice at the price and on the terms specified therein.

•      If Mr. Whitney desires to transfer the Common Stock subject to the Stockholders Agreement, and Prides elects not to purchase the Common Stock pursuant to its right of first offer, Mr. Whitney must deliver a notice of such transfer to Prides containing the details of such transaction.  Prides shall have the right to sell to the proposed transferee at the same price and on the same terms and conditions as Mr. Whitney.

•      So long as Prides owns at least 37.5% of the outstanding shares of Common Stock, if Prides or its affiliates proposes to sell or causes the sale of more than 50% of the Common Stock held by it to a third party, then Prides has the right to deliver a written notice to Mr. Whitney stating the terms and conditions of the transaction.   Upon Mr. Whitney’s receipt of the notice, Mr. Whitney is obligated to sell in such transaction the same percentage of the Common Stock subject to the Stockholders Agreement as Prides proposes to sell upon the terms and conditions of the transaction.

All descriptions of the Stockholders Agreement are summaries and are qualified in their entirety by the Stockholders Agreement attached hereto as Exhibit H and incorporated by reference herein.

2.             Addendum to Agreement to Settle Property Rights and Other Marital Affairs of Russell A. Whitney and Ingrid E. Whitney

The Addendum to Agreement to Settle Property Rights and Other Marital Affairs of Russell A. Whitney and Ingrid E. Whitney, dated December 7, 2007 (the “Settlement Agreement”) contains certain covenants relating to the 4,991,850 shares of Common Stock held by IS3 (the “IS3 Shares”):

•      Transfer of IS3 Shares.

•      Reserved IS3 Shares.  Pursuant to the Settlement Agreement, Mr. Whitney and Ingrid Whitney agreed to reserve 437,500 shares of Common Stock held by IS3 to satisfy the conversion of any number of the Warrants until they expire.  Mr. Whitney and Ingrid Whitney also agreed that upon the expiration of the Warrants, 50% of the shares of Common Stock held by IS3 are to be distributed as directed by each of Mr. Whitney and Ingrid Whitney, pursuant to the authority granted to them in the IS3 Management Delegation Agreement.

•      Remaining IS3 Shares.  While the Settlement Agreement refers to the transfer of 50% of the IS3 Shares to each of The Russell A. Whitney Trust and The Ingrid E. Whitney Trust, Mr. Whitney and Ingrid Whitney have determined that the IS3 Shares should continue to be held by IS3.

•      Voting Rights.  During the 18-month period beginning on December 7, 2007 (the “Lock-up Period”), Mr. Whitney or his designated entity, trustee, or representative, has the exclusive power to vote all of the IS3 Shares.   During the Lock-Up Period, Mr. Whitney shall retain such voting power whether or not any of the transfers of shares, as described above, take place.  Mr. Whitney has agreed that he shall be in a fiduciary relationship with Ingrid Whitney during the Lock-Up Period and Mr. Whitney has agreed not to vote the IS3 Shares in a manner that would materially harm Ingrid Whitney nor benefit Mr. Whitney without also benefiting Ingrid Whitney in the same manner.

•      Sale Restrictions.  During the Lock-up Period, Ingrid Whitney has agreed that she shall not sell, transfer, and/or assign any shares of Common Stock which make up her 50% portion of the IS3 Shares, excluding the 437,500 shares of Common Stock subject to Warrants (2,277,175 shares of Common Stock).

•      Purchase Option.  During the Lock-up Period, Mr. Whitney holds an exclusive right to purchase the shares of Common Stock that comprise Ingrid Whitney’s 50% portion of the IS3 Shares, excluding the 437,500 shares of Common Stock subject to Warrants (2,277,175 shares of Common Stock).  The purchase price per share shall be equal to the current market value at the time Mr. Whitney exercises his right to purchase such shares pursuant to the publicly traded price of the Issuer’s Common Stock.

The Settlement Agreement also contains covenants applicable to the 125,000 options held by Mr. Whitney:

•      In the event that Mr. Whitney elects to exercise any of the 125,000 options that were granted to him by the Issuer pursuant to the Stock Option Agreement described in Item 3, each of Mr. Whitney and Ingrid Whitney shall be entitled to direct ownership of 50% of the underlying shares of Common Stock that are issued by the Issuer upon such exercise.  Upon the exercise of such options by Mr. Whitney, Ingrid Whitney shall pay to Mr. Whitney one-half of the aggregate exercise price thereof.

All of the foregoing descriptions of the Settlement Agreement are summaries and are qualified in their entirety by the relevant provisions of the Settlement Agreement attached hereto as Exhibit I and incorporated by reference herein.

3.             IS3 Management Delegation Agreement

Pursuant to the IS3 Management Delegation Agreement, dated June 3, 2004, attached hereto as Exhibit A and incorporated herein by reference, International Securities 2, LLC, formerly the sole member of IS3, and Mr. Simon, the manager of IS3, vested authority as manager of IS3 to Mr. Whitney and Ingrid Whitney, granting them the powers of the manager of IS3 under IS3’s operating agreement.  Mr. Whitney and Ingrid Whitney consented to such delegation of authority.

4.             Day One Management Delegation Agreement

Pursuant to the Day One Management Delegation Agreement, dated June 3, 2004, attached hereto as Exhibit B and incorporated herein by reference, Next Phase, the sole member of Day One, and Mr. Simon, the manager of Day One, vested authority as manager of Day One to Mr. Whitney and Ingrid Whitney, granting them the powers of the manager of Day One under Day One’s operating agreement.  Mr. Whitney and Ingrid Whitney consented to such delegation of authority.

5.             Joint Filing Agreement

On April 28, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the

Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit J and is incorporated herein by reference.

No Other Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Item 5, except as described in this Item 6, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit	Title

A	Delegation Agreement of International Securities 3, LLC by and between International Securities 2, LLC and International Securities 3, LLC, dated June 3, 2004.

B	Delegation Agreement of Tarpon Pointe 9, LLC, dated June 3, 2004, by and between Phase 2 Properties, LLC and Tarpon Pointe 9, LLC, dated June 3, 2004.

C

Agreement Concerning the Exchange of Common Stock between Gimmel Enterprises, Inc. and Earnest Mathias, Jr. and WIN Systems, Inc. and the Stockholders of WIN Systems, Inc., dated as of August 18, 1998.

D	Contract dated November 1, 2001 among Precision Software Services, Inc., John Kane, Mr. Whitney, and Whitney Information Network, Inc.

E	Form of Warrant Agreement.

F	Grant to Russell A. Whitney of Option to Purchase 125,000 Shares of Common Stock of Whitney Information Network, Inc.

G	WIN Systems International, Inc. 1998 Stock Option Plan.

H	Stockholders Agreement among Whitney Information Network, Inc., Prides Capital Fund I, L.P., or its assignee, acting through Prides Capital Partners, LLC, EduTrades, Inc. and Russell A. Whitney.

I	Excerpts of Addendum to Agreement to Settle Property Rights and Other Marital Affairs of Russell A. Whitney and Ingrid E. Whitney, dated December 7, 2007.

J	Joint Filing Agreement among Russell A. Whitney, International Securities 3, LLC and Day One, LLC, dated April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2008

RUSSELL A. WHITNEY

/s/ Russell A. Whitney
Name: Russell A. Whitney

INTERNATIONAL SECURITIES 3, LLC

By:	/s/ Russell A. Whitney
Name: Russell A. Whitney
Title: Authorized Signatory

DAY ONE, LLC

By:	/s/ Russell A. Whitney
Name: Russell A. Whitney
Title: Authorized Signatory